Filed pursuant & Rule 424(b)(3)

Registration No. 333-172843

Prospectus Supplement

Interests in

IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION

401(k) Plan

Offering of Participation Interests in up to 323,144 Shares of

IF Bancorp, Inc.

Common Stock

In connection with the conversion of Iroquois Federal Savings and Loan Association from the mutual to the stock form of organization, IF Bancorp, Inc., a newly formed Maryland corporation, is offering shares of common stock for sale. Accordingly, in connection with the conversion, IF Bancorp, Inc. is allowing participants in the Iroquois Federal Savings and Loan Association 401(k) Plan (the “Plan”) to invest up to 90% of their accounts in participation interests in the common stock of IF Bancorp, Inc. (“IF Bancorp, Inc. Common Stock”). Based upon the value of the Plan assets at December 31, 2010, the trustee of the Plan could purchase up to 323,144 shares of IF Bancorp, Inc. Common Stock, at the purchase price of $10 per share. This prospectus supplement relates to the initial election of Plan participants to invest up to 90% of their Plan accounts in IF Bancorp, Inc. Common Stock at the time of the stock offering.

The prospectus of IF Bancorp, Inc. dated May 13, 2011, is provided with this prospectus supplement. It contains detailed information regarding the conversion and stock offering of IF Bancorp, Inc. and the financial condition, results of operations and business of Iroquois Federal Savings and Loan Association. This prospectus supplement provides information regarding the Plan. You should read this prospectus supplement together with the prospectus and keep both for future reference.

For a discussion of risks that you should consider, see “Risk Factors” beginning on page 15 of the prospectus.

The interests in the Plan and the offering of the shares of IF Bancorp, Inc. Common Stock have not been approved or disapproved by the Office of Thrift Supervision, the Securities and Exchange Commission or any other federal or state agency. Any representation to the contrary is a criminal offense.

The securities offered in this prospectus supplement are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This prospectus supplement may be used only in connection with offers and sales by IF Bancorp, Inc., in the stock offering of participation interests in IF Bancorp, Inc. Common Stock acquired by the Plan. No one may use this prospectus supplement to reoffer or resell interests in shares of IF Bancorp, Inc. Common Stock acquired through the Plan.

You should rely only on the information contained in this prospectus supplement and the prospectus. IF Bancorp, Inc., Iroquois Federal Savings and Loan Association and the Plan have not authorized anyone to provide you with information that is different.

This prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. Neither the delivery of this prospectus supplement and the prospectus nor any sale of IF Bancorp, Inc. Common Stock or participation interests representing an ownership interest in IF Bancorp, Inc. Common Stock shall under any circumstances imply that there has been no change in the affairs of IF Bancorp, Inc., Iroquois Federal Savings and Loan Association or the Plan since the date of this prospectus supplement, or that the information contained in this prospectus supplement or incorporated by reference is correct as of any time after the date of this prospectus supplement.

The date of this prospectus supplement is May 13, 2011.

THE OFFERING

Securities Offered	IF Bancorp, Inc. is offering participation interests in shares of common stock of IF Bancorp, Inc. (“IF Bancorp, Inc. Common Stock”) acquired by the Iroquois Federal Savings and Loan Association 401(k) Plan (the “Plan”). The participation interests represent your indirect ownership of shares of IF Bancorp, Inc. Common Stock through the Plan. At the purchase price of $10 per share, the Plan may acquire up to 323,144 shares of IF Bancorp, Inc. Common Stock in the stock offering, based on the fair market value of the Plan’s assets as of December 31, 2010.

Only employees of Iroquois Federal Savings and Loan Association may become participants in the Plan and only participants may purchase participation interests in shares of IF Bancorp, Inc. Common Stock. Your investment in shares of IF Bancorp, Inc. Common Stock in connection with the stock offering is subject to the purchase priorities listed below.

Information with regard to the Plan is contained in this prospectus supplement and information with regard to the financial condition, results of operations and business of Iroquois Federal Savings and Loan Association is contained in the accompanying prospectus. The address of the principal executive office of IF Bancorp, Inc. and Iroquois Federal Savings and Loan Association is 201 East Cherry Street, Watseka, Illinois 60970. Iroquois Federal Savings and Loan Association’s telephone number at this address is (815) 432-2476.

All questions about this Prospectus Supplement should be addressed to Pamela J. Verkler, Chief Financial Officer at Iroquois Federal Savings and Loan Association; telephone number: (815) 432-2476, extension 1122; email: Pverkler@IroquoisFed.com.

Questions about the common stock being offered or about the prospectus may be directed to the Stock Information Center at (877) 298-6520.

Election to Purchase Common Stock

In connection with the stock offering, you may elect to transfer all or part of your account balances in the Plan to be used to purchase shares of IF Bancorp, Inc. Common Stock sold in the stock offering. The trustee of the Plan will purchase IF Bancorp, Inc. Common Stock in accordance with your directions. However, such directions are subject to purchase priorities and purchase limitations, as described below. Following the stock offering, the trustee will then transfer your purchased shares of IF Bancorp, Inc. Common Stock to a brokerage account that is set up within the Plan on your behalf.

Purchase Priorities	All Plan participants are eligible to purchase participation interests in IF Bancorp, Inc. Common Stock sold in the offering. The shares of IF Bancorp, Inc. Common Stock are being offered at $10 per share in a subscription offering and, possibly, a community offering in the following descending order of priority:

Subscription Offering:

(1)	Depositors of Iroquois Federal Savings and Loan Association with $50 or more on deposit as of the close of business on February 28, 2010, will have first priority.

(2)	Iroquois Federal Savings and Loan Association’s tax-qualified plans, including the employee stock ownership plan, will have second priority.

(3)	Depositors of Iroquois Federal Savings and Loan Association as of the close of business on May 11, 2011, and borrowers of Iroquois Federal Savings and Loan Association as of October 11, 2005, whose borrowing as of that date remained outstanding as of May 11, 2011, will have third priority.

Community Offering (if it occurs):

(4)	Residents of the Illinois counties of Vermilion and Iroquois will have fourth priority.

If you fall into subscription offering categories (1) or (3), you have subscription rights to purchase IF Bancorp, Inc. Common Stock in the subscription offering and you may use funds in the Plan to pay for the shares of IF Bancorp, Inc. Common Stock. If you fall into category (4), you may purchase IF Bancorp, Inc. Common Stock in the community offering, if it occurs.

The trustee of the Plan will purchase shares of IF Bancorp, Inc. Common Stock sold in the stock offering in accordance with your directions. No later than the end of the subscription offering period (or the community offering period, if applicable), the amount that you elect to transfer from your existing Plan account balance for the purchase of shares of IF Bancorp, Inc. Common Stock in connection with the stock offering will be removed from the investment funds you select and transferred to an interest-bearing savings account maintained by First Trust of MidAmerica as an investment in the Plan, pending the closing of the stock offering. Following the offering period, we will determine whether all, or any portion of, your order will be filled (if the offering is oversubscribed, you may not receive any, or all of, your order, depending on your purchase priority, as described above). The amount that can be used toward your order will be applied to the purchase of shares of IF Bancorp, Inc. Common Stock.

In the event the offering is oversubscribed, i.e., there are more orders for IF Bancorp, Inc. Common Stock than shares available for sale in the offering, and the trustee is unable to use the full amount allocated by you to purchase participation interests in IF Bancorp, Inc. Common Stock in the offering, the amount that cannot be invested in IF Bancorp, Inc. Common Stock, and any interest earned on such amount, will be transferred from the interest-bearing savings account maintained by First Trust of MidAmerica (as an investment in the Plan) and reinvested in the existing investment funds of the Plan, in accordance with your then existing investment election (in proportion to your investment direction for future contributions). The prospectus describes the allocation procedures in the event of an oversubscription. If you choose not to direct the investment of your account balances towards the purchase of any participation interests in IF Bancorp, Inc. Common Stock sold in the offering, your account balances will remain in the investment options of the Plan as previously directed by you.

Minimum and Maximum Investment	In connection with the stock offering, the Plan will permit you to direct the trustee to transfer up to 90% of your account balance in the Plan to be used to purchase participation interests in IF Bancorp, Inc. Common Stock sold in the offering. The trustee of the Plan will then subscribe for shares of IF Bancorp, Inc. Common Stock offered for sale in the offering, in accordance with each participant’s direction. The trustee will pay $10 per share, which will be the same price paid by all other persons who purchase shares in the subscription offering or the community offering. In order to purchase participation interests in IF Bancorp, Inc. Common Stock through the Plan, the minimum investment is $250, which will purchase 25 shares. The maximum investment any individual can make through the Plan and outside the Plan is $300,000, which will purchase 30,000 shares.

Value of Plan Assets	As of December 31, 2010, the market value of the assets of the Plan was approximately $3,590,492.02. The Plan administrator informed each participant of the value of his or her account balance under the Plan as of December 31, 2010.

How to Order	Enclosed is a Special Investment Election Form on which you can elect to purchase participation interests in IF Bancorp, Inc. Common

Stock sold in the offering. Please note the following stipulations concerning this election:

•	You can direct up to 90% of your current Plan account to purchase IF Bancorp, Inc. Common Stock, in increments of $10.

•	Your election is subject to a minimum purchase of 25 shares in the Plan, which equals $250.

•	Your election, plus any order you placed outside the Plan, are together subject to a maximum purchase of 30,000 shares, which equals $300,000.

•	The election period for the Plan opens May 23, 2011 and closes at 12:00 noon, Central time, on June 9, 2011.

•

During the stock offering period, you will not be permitted to change the investment amounts that you designated to be used to purchase shares of IF Bancorp, Inc. Common Stock on your Special Investment Election Form.

•

You can either have a specific dollar amount (must be an increment of $10) removed proportionately from each of your investment fund accounts under the Plan or have specific dollar amounts (in increments of $10) removed from each of your investment fund accounts.

•

During the offering period, the dollar amounts you designated will be transferred to an interest-bearing savings account maintained by First Trust of MidAmerica. If you elect to transfer a dollar amount from a particular investment option under the Plan and, at the time that the transfer is made, you do not have a sufficient dollar amount in that investment option to process your entire election due to market fluctuation, the trustee will withdraw up to 100% of your balance in that investment option (rounded down to the nearest $10 increment) and apply only the amount withdrawn to the purchase of shares of IF Bancorp, Inc. Common Stock for your Plan account.

•

The amount transferred to the interest-bearing savings account maintained by First Trust of MidAmerica will be held separately until the offering, including any community offering or syndicated community offering, closes. Therefore, this money is not available for distributions, loans, or withdrawals until the transaction is completed, which is after the closing of the offering period.

If you wish to use up to 90% of your account balance in the Plan to purchase participation interests in shares of IF Bancorp, Inc. Common Stock issued in the stock offering, you should indicate that decision on the Special Investment Election Form. If you do not wish to make an election, you should check Box D in Section D of the Special Investment Election Form and return the form to Pamela J. Verkler, Chief Financial Officer, at Iroquois Federal Savings and Loan Association, 201 East Cherry Street, Watseka, Illinois 60970, or by faxing it to (815)- 432-3329, to be received by no later than 12:00 noon, Central time, on June 9, 2011.

Order Deadline	If you wish to purchase participation interests in shares of IF Bancorp, Inc. Common Stock with all or a part of your Plan account balance, you must return your Special Investment Election Form to Pamela J. Verkler, Chief Financial Officer, at Iroquois Federal Savings and Loan Association, 201 East Cherry Street, Watseka, Illinois 60970, or by faxing it to (815) 432-3329, to be received by no later than 12:00 noon, Central time, on June 9, 2011. You may return your Special Investment Election Form by hand delivery, mail or by faxing it so long as it is received by the time specified.

Irrevocability of Transfer Direction	Once you make an election to transfer amounts in your Plan account to purchase participation interests in shares of IF Bancorp, Inc. Common Stock in connection with the stock offering, you may not change your election. Your election is irrevocable until after the stock offering has concluded. You will, however, continue to have the ability to transfer amounts not directed towards the purchase of participation interests in shares of IF Bancorp, Inc. Common Stock among all of the other investment options in the Plan on a daily basis.

Future Direction to Purchase and Sell Common Stock	You will be able to purchase or sell participation interests in shares of IF Bancorp, Inc. Common Stock through your established brokerage account within the Plan after the offering. Please note that if you are an officer of Iroquois Federal Savings and Loan Association that is restricted by the regulations of the Office of Thrift Supervision from selling shares of IF Bancorp, Inc. Common Stock acquired in the stock offering for one year, the participation interests representing the shares of common stock that you purchased in the stock offering will not be tradable until the one-year trading restriction has lapsed.

After the offering, to the extent that shares are available, you may transfer additional amounts from your other investment funds into your brokerage account in order to acquire shares of IF Bancorp, Inc. Common Stock in open market transactions at the prevailing price, which may be less than or more than $10 per share. You may change your investment allocation on a daily basis among your mutual fund investments held at Nationwide (“Nationwide Mutual Funds”) and your brokerage account. You may only change investments between the Iroquois Federal Savings & Loan Association Certificate of Deposit Account and your brokerage account to purchase shares of IF Bancorp, Inc. on a quarterly basis. In addition, special restrictions may apply to purchasing shares of IF Bancorp, Inc. Common Stock by the participants who are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, relating to the purchase and sale of securities by officers, directors and principal stockholders of IF Bancorp, Inc.

Voting Rights of Common Stock	You will have the opportunity to vote any shares of IF Bancorp, Inc. Common Stock held by the Plan, and the interest in such shares that is credited to your account.

DESCRIPTION OF THE PLAN

Introduction

Iroquois Federal Savings and Loan Association originally adopted the Iroquois Federal Savings and Loan Association 401(k) Plan (the “Plan”) effective as of January 1, 1993, and subsequently amended and restated the Plan effective January 1, 2002. The Plan is a tax-qualified plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).

Iroquois Federal Savings and Loan Association intends that the Plan, in operation, will comply with the requirements under Section 401(a) and Section 401(k) of the Code. Iroquois Federal Savings and Loan Association will adopt any amendments to the Plan that may be necessary to ensure the continuing qualified status of the Plan under the Code and applicable Treasury Regulations.

Employee Retirement Income Security Act (“ERISA”). The Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of ERISA. As such, the Plan is subject to all of the provisions of Title I (Protection of Employee Benefit Rights) and Title II (Amendments to the Code Relating to Retirement Plans) of ERISA, except for the funding requirements contained in Part 3 of Title I of ERISA which by their terms do not apply to an individual account plan (other than a money purchase plan). The Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained in Title IV of ERISA are not applicable to participants or beneficiaries under the Plan.

Reference to Full Text of Plan. The following portions of this prospectus supplement summarize certain provisions of the Plan. They are not complete and are qualified in their entirety by the full text of the Plan. Copies of the Plan are available to all employees by filing a request with the Plan administrator at Iroquois Federal Savings and Loan Association, 201 East Cherry Street, Watseka, Illinois 60970. You are urged to read carefully the full text of the Plan.

Eligibility and Participation

Employees who have one year of service with Iroquois Federal Savings and Loan Association in which they complete 1,000 hours of service are eligible to enter the Plan on July 1 or January 1 coincident with or next following the date on which the employee meets the eligibility requirements. Union employees and non-resident aliens are not eligible to participate in the Plan. The Plan year is July 1 to June 30 (the “Plan Year”).

As of December 31, 2010, there were approximately 73 active employees, 64 employees participating by making elective deferral contributions and 4 terminated employees with account balances in the plan.

Contributions Under the Plan

Salary Deferrals. You are permitted to defer, on a pre-tax basis, up to 100% of your compensation, subject to certain restrictions imposed by the Code, and to have that amount contributed to the Plan on your behalf. For purposes of the Plan, “compensation” means your W-2 wages received from Iroquois Federal Savings and Loan Association. In 2011, the annual compensation of each participant taken into account under the Plan is limited to $245,000. (Limits established by the Internal Revenue Service are subject to increase pursuant to an annual cost-of-living adjustment, as permitted by the Code). You may elect to modify the amount contributed to the Plan by filing a new elective deferral agreement in accordance with the policy set by Iroquois Federal Savings and Loan Association.

Employer Matching Contributions. In its discretion, Iroquois Federal Savings and Loan Association may make matching contributions to the Plan.

Discretionary Employer Contributions. Iroquois Federal Savings and Loan Association may make discretionary employer contributions to the Plan. The discretionary employer contributions made by Iroquois Federal Savings and Loan Association are allocated on an age and service-weighted basis. For a more thorough discussion of the allocation formula, you should refer to the Summary Plan Description for the Plan.

Limitations on Contributions

Limitations on Employee Salary Deferrals. For the Plan Year beginning January 1, 2011, the amount of your before-tax contributions may not exceed $16,500 per calendar year. In addition, if you are at least 50 years old in 2011, you will be able to make a “catch-up” contribution of up to $5,500 in addition to the $16,500 limit. The “catch-up” contribution limit may be adjusted periodically by law, based on changes in the cost of living. Contributions in excess of these limits, as applicable to you, are known as excess deferrals. If you defer amounts in excess of these limitations, as applicable to you, your gross income for federal income tax purposes will include the excess in the year of the deferral. In addition, unless the excess deferral is distributed before April 15 of the following year, it will be taxed again in the year distributed. Income on the excess deferral distributed by April 15 of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the tax year in which the contribution is made.

Contribution Limit. Generally, the law imposes a maximum limit on the amount of contributions you may receive under the Plan. This limit applies to all contributions to the Plan, including your salary deferrals and all other employer contributions made on your behalf during the year, excluding earnings and any transfers/rollovers. For the Plan Year beginning January 1, 2011, this total cannot exceed the lesser of $49,000 or 100% of your annual compensation.

Benefits Under the Plan

Vesting. At all times, you have a fully vested, nonforfeitable interest in the salary deferrals you have made and to rollover contributions. Non-elective contributions and matching contributions are subject to a 6-year graded vesting schedule in which such amounts vest at the rate of 20% each year after two years of service until a participant is 100% vested upon completion of 6 years of service. In the event of your death or disability, your employer discretionary contributions would immediately become fully vested.

Withdrawals and Distributions from the Plan

Applicable federal law requires the Plan to impose substantial restrictions on the right of a Plan participant to withdraw amounts held for his or her benefit under the Plan prior to the participant’s termination of employment with the employer.

Withdrawal upon Retirement. You may withdraw from your account upon attainment of age 59- 1/2 (your Normal Retirement Age). However, if you continue working past your Normal Retirement Age, the distribution of your benefits will be postponed until you actually retire, unless you elect to receive an in-service distribution (as described below). You may also leave your account in the Plan and defer commencement of receipt of your vested balance until April 1 of the calendar year following the calendar year in which you attain age 70 1/2, except that distributions to a participant (other than a 5% owner) with respect to benefits accrued after the later of the adoption of the Plan or the effective date of the amendment of the Plan must commence no later than the April 1 of the calendar year following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant retires.

Withdrawal upon Termination. You may request a distribution from your account if your termination of employment occurs before your Normal Retirement Age.

Withdrawal upon Disability. If you are disabled in accordance with the definition of disability under the Plan, you will be entitled to the same withdrawal rights as if you had terminated your employment.

Withdrawal upon Death. If you die while you are a participant in the Plan, the value of your entire account will be payable to your beneficiary.

In-Service Distribution. While employed, you are eligible to receive an in-service distribution from your account after your attainment of age 59 1/2.

Form of Distribution. Your benefits under the Plan will be distributed to you or your beneficiary as a single lump-sum payment.

Investment of Contributions and Account Balances

All amounts credited to your accounts under the Plan are held in the Plan trust (the “Trust”) which is administered by the trustee appointed by Iroquois Federal Savings and Loan Association’s Board of Directors.

Prior to the effective date of the offering, you were provided the opportunity to direct the investment of your account into one of the following investment options:

1.	Fidelity Advisor Freedom 2030 A
2.	Fidelity Advisor Freedom 2035 A

3.	Fidelity Advisor Freedom 2040 A
4.	Nationwide Inv Destinations Agrsv Svc
5.	American Funds Growth Fund of Amer R3
6.	Dreyfus S&P 500 Index
7.	Mutual Shares A
8.	Janus T
9.	Franklin Balance Sheet Investment A
10.	Invesco Dynamics Inv
11.	Wells Fargo Advantage Common Stock A
12.	Neuberger Berman Genesis Tr
13.	Templeton Foreign A
14.	Janus Overseas S
15.	Fidelity Advisor Freedom 2020 A
16.	Fidelity Advisor Freedom 2025 A
17.	Nationwide Inv Destination Mod Agrsv Svc
18.	Dreyfus Appreciation
19.	Fidelity Advisor Freedom 2015 A
20.	MFS Total Return A
21.	Nationwide Inv Dest Mod Svc
22.	Nationwide Government Bond D
23.	PIMCO Total Return A
24.	Nationwide Inv Dest Cnsrv Svc
25.	Nationwide Inv Dest Mod Cnsrv Svc
26.	Nationwide Money Market Instl
27.	Iroquois Federal Savings and Loan Association Certificates of Deposit

In connection with the offering, the Plan now provides that in addition to the investment options specified above, you may direct the trustee, or its representative, to invest up to 90% of your account in shares of IF Bancorp, Inc. Common Stock. You may elect to have both past contributions and earnings, as well as future contributions to your account invested among the options listed above. After the offering, you may make “intra-plan” transfers from your other investment accounts into your self-directed brokerage account to purchase shares in IF Bancorp, Inc., however, you may not elect to transfer your salary deferral contributions directly into your self-directed brokerage to purchase shares of IF Bancorp, Inc. The only way to invest in IF Bancorp, Inc. Common Stock through the Plan after the offering is by intra-plan transfers into your brokerage account and then by open market purchases through your brokerage account.

Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time, provided that you may only change your investment directions with respect to amounts invested in Iroquois Federal Savings and Loan Association Certificates of Deposit on a quarterly basis. This may be done either by telephone or electronic medium, or with respect to amounts invested in Iroquois Federal Savings and Loan Association Certificates of Deposit, by written instructions.

Performance History and Description of Funds

The following provides performance data with respect to the investment options available under the Plan:

Fund	Performance as of April 29, 2011(1)
	YTD	12 Months	Annualized 3 Yrs	Annualized 5 Yrs	Annualized 10 Yrs
Fidelity Advisor Freedom 2030 A	7.48%	16.81%	1.32%	2.71%	n/a
Fidelity Advisor Freedom 2035 A	8.05	17.95	1.50	2.79	n/a
Fidelity Advisor Freedom 2040 A	8.18	18.13	1.18	2.60	n/a
Nationwide Inv Destinations Agrsv Svc	9.22	18.11	1.49	2.52	4.10%
American Funds Growth Fund of Amer R3	8.03	15.27	0.46	2.40	3.63
Dreyfus S&P 500 Index	8.77	16.22	0.92	2.10	1.95
Mutual Shares A	7.58	12.89	0.18	1.30	4.55
Janus T	6.90	13.75	1.00	3.04	-0.03
Franklin Balance Sheet Investment A	6.56	13.72	0.73	0.46	7.66
Invesco Dynamics Inv	12.06	24.86	5.10	3.60	2.31
Wells Fargo Advantage Common Stock A	9.01	18.89	8.50	7.43	7.52
Neuberger Berman Genesis Tr	12.58	25.15	4.16	6.90	10.69
Templeton Foreign A	12.68	23.22	1.25	4.33	7.22
Janus Overseas S	0.43	11.90	-1.02	8.20	9.63
Fidelity Advisor Freedom 2020 A	6.60	14.95	2.42	3.43	n/a
Fidelity Advisor Freedom 2025 A	7.34	16.41	2.54	3.49	n/a
Nationwide Inv Destination Mod Agrsv Svc	8.16	15.84	2.25	3.15	4.27
Dreyfus Appreciation	10.05	20.62	2.39	4.21	2.66
Fidelity Advisor Freedom 2015 A	5.85	13.40	3.29	3.97	n/a
MFS Total Return A	6.01	11.24	2.92	3.64	4.43
Nationwide Inv Dest Mod Svc	6.44	12.60	3.09	3.61	4.17
Nationwide Government Bond D	1.51	3.69	5.04	5.89	5.22
PIMCO Total Return A	2.58	6.81	8.06	8.04	6.71
Nationwide Inv Dest Cnsrv Svc	2.78	6.04	3.25	3.86	3.74
Nationwide Inv Dest Mod Cnsrv Svc	4.62	9.38	3.37	3.94	4.12
Nationwide Money Market Instl	-0.06	-0.20	0.18	1.85	1.70
Iroquois Federal Savings and Loan Certificate of Deposit	0.20	2.89	3.26	3.68	3.89

(1)	Performance for the Illinois Federal Savings and Loan Certificate of Deposit is as of January 31, 2011.

The following is a brief description of each of the Plan’s investment funds and other investments. For more complete information on the following funds, please request a fund prospectus from your plan administrator.

Fidelity Advisor Freedom 2030 A. The investment seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2030. It normally invests in combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds. The fund uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030).

Fidelity Advisor Freedom 2035 A. The investment seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of

Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2035. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2035).

Fidelity Advisor Freedom 2040 A. The investment seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. It normally invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds. The fund uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2040).

Nationwide Inv Destinations Agrsv Svc. The investment seeks to maximize total investment return for an aggressive level of risk. The fund aims to provide diversification across U.S. stocks, international stocks, and bonds by investing primarily in affiliated index mutual funds offered by Nationwide Mutual Funds. It allocates approximately 65% of net assets in U.S. stocks and approximately 30% in international stocks. The fund is non-diversified.

American Funds Growth Fund of Amer R3. The investment seeks capital growth by investing in common stocks. The fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. It may invest a portion of its assets in securities of issuers domiciled outside the U.S. The fund may also hold cash or money market instruments.

Dreyfus S&P 500 Index. The investment seeks to match the performance of the Standard & Poor’s 500 Composite Stock Price Index. The fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index. The S&P 500 is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. It attempts to have a correlation between its performance and that of the index of at least 0.95, before expenses.

Mutual Shares A. The investment seeks capital appreciation; income is a secondary consideration. The fund normally invests primarily in equity securities of U.S. and foreign companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). It invests the equity portion of its portfolio predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies. The fund expects to invest a significant portion (up to 35%) of assets in foreign securities.

Janus T. The investment seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. It may invest in companies of any size. The fund generally invests in larger, more established companies. It may invest in foreign equity and debt securities, which may include investments in emerging markets. The fund can also invest in derivatives.

Franklin Balance Sheet Investment A. The investment seeks total return of which capital appreciation and income are components. The fund normally invests most of its assets in equity securities of companies the fund’s manager believes are undervalued at the time of purchase but that have the potential for capital appreciation. It may invest in common stocks, preferred stocks and convertible securities. From time to time, the fund may invest a substantial portion of its assets in smaller and midsize companies. It may also invest up to 25% of total assets in foreign securities.

Invesco Dynamics Inv. The investment seeks long-term capital growth. The fund normally invests in equity securities of mid-capitalization companies, which have a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized issuers included in the Russell Mid Cap Index. It may invest up to 25% of its total assets in foreign securities.

Wells Fargo Advantage Common Stock A. The investment seeks long-term capital appreciation. The fund normally invests a least 80% of net assets in equity securities of small-capitalization companies, which are defined as companies with market capitalizations falling within the ranges of the Russell 2000 Index. It can invest up to 25% of total assets in equity securities of foreign issuers, including American Depository Receipts (ADRs) and similar investments. Furthermore, the fund can use futures, options, repurchase or reverse repurchase agreements or swap agreements, as well as other derivatives, to manage risk or to enhance return.

Neuberger Berman Genesis Tr. The investment seeks growth of capital. The fund invests primarily in common stocks of companies with market capitalizations of $2 billion or less at the time of purchase. It may continue to hold or add to a position in a stock after the company’s market value has grown beyond $2 billion. The portfolio managers generally look for undervalued companies whose current market shares and balance sheets are strong.

Templeton Foreign A. The investment seeks long-term capital growth. The fund invests at least 80% of net assets in foreign securities, which may include emerging markets. It normally invests in the equity securities of such foreign companies located outside the U.S. The equity securities in which the fund invests are primarily common stock. The fund may have significant positions in particular countries or sectors although the investment manager normally searches for investment across a large number of countries and sectors from time to time, based on economic conditions.

Janus Overseas S. The investment seeks long-term growth of capital. The fund normally invests at least 80% of assets in securities of issuers from countries outside of the United States. It normally invests in securities of issuers from several different countries, excluding the United States. The fund may have significant exposure to emerging markets. It may invest in foreign equity and debt securities. The fund may invest assets in derivatives.

Fidelity Advisor Freedom 2020 A. The investment seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2020. It normally invests in combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds. The fund uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020).

Fidelity Advisor Freedom 2025 A. The investment seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2025).

Nationwide Inv Destination Mod Agrsv Svc. The investment seeks to maximize total investment return for a moderately aggressive level of risk. The fund aims to provide diversification across U.S. stocks, international stocks, and bonds by investing primarily in affiliated index mutual funds offered by Nationwide Mutual Funds. It allocates approximately 55% of net assets in U.S. stocks and approximately 25% in international stocks and approximately 20% in bonds. The fund is non-diversified.

Dreyfus Appreciation. The investment seeks long-term growth consistent with the preservation of capital; current income is a secondary consideration. The fund normally invests at least 80% of assets in common stock. It focuses on blue chip companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. The fund also may invest in companies that it considers undervalued in terms of earnings, assets or growth prospects.

Fidelity Advisor Freedom 2015 A. The investment seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2015).

MFS Total Return A. The investment seeks total return. The fund invests assets in equity securities and debt instruments. It invests between 40% and 75% of net assets in equity securities and at least 25% of the total assets in fixed-income senior securities. The fund may invest in foreign securities. It focuses on investing assets in the stock of value companies. The fund generally invests substantially all of its investments in debt instruments in investment-grade debt instruments. It may invest in mortgage dollar rolls and derivatives.

Nationwide Inv Dest Mod Svc. The investment seeks to maximize total investment return for a moderate level of risk. The fund aims to provide diversification across U.S. stocks, international stocks, and bonds by investing primarily in affiliated index mutual funds offered by Nationwide Mutual Funds. It allocates approximately 45% of net assets in U.S. stocks, approximately 15% in international stocks and approximately 40% in bonds and money market instruments. The fund is non-diversified.

Nationwide Government Bond D. The investment seeks current income consistent with capital preservation. The fund normally invests at least 80% of assets in U.S. government bonds and U.S. government agency securities. Many of these securities include mortgage-backed securities. The fund generally maintains an average portfolio duration of three to six years. The fund’s subadviser may sell securities.

PIMCO Total Return A. The investment seeks maximum total return. The fund normally invests at least 65% of assets in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (“junk bonds”). The fund may invest in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities.

Nationwide Inv Dest Cnsrv Svc. The investment seeks to maximize total investment return for a conservative level of risk. The fund aims to provide diversification across U.S. stocks, international stocks, and bonds by investing primarily in affiliated index mutual funds offered by Nationwide Mutual Funds. It allocates approximately 70% of net assets in bonds, 10% in money market instruments, and approximately 20% in stocks. The fund is non-diversified.

Nationwide Inv Dest Mod Cnsrv Svc. The investment seeks to maximize total investment return for a moderately conservative level of risk. The fund aims to provide diversification across U.S. stocks, international stocks and bonds by investing primarily in affiliated index mutual funds offered by Nationwide Mutual Funds. It allocates approximately 52.5% of net assets in bonds, approximately 30% in U.S. and 10% in international stocks, and approximately 7.5% in money market instruments. The fund is non-diversified.

Nationwide Money Market Instl. The investment seeks as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity. The fund invests in high-quality money market obligations maturing in 397 days or less. These money market obligations primarily include commercial paper and other debt obligations issued by U.S. and foreign corporations, asset-backed commercial paper, U.S. government and agency bonds, bills, notes, the obligations of foreign governments and commercial paper.

Iroquois Federal Savings and Loan Association Certificate of Deposit. Amounts invested in this option are invested in the Iroquois Federal Savings and Loan Association 15-month variable rate certificate of deposit. As of March 1, 2011, this certificate is paying a rate of 2.13% and an annual percentage rate of 2.15%. Interest is paid quarterly and features a grace period of seven days for automatic renewal. No penalties are assessed for withdrawal from the certificate of deposit during the quarterly election period.

IF Bancorp, Inc. Common Stock. In connection with the stock offering, you may, in the manner described earlier, direct the trustee to invest up to 90% of your Plan account in IF Bancorp, Inc. Common Stock. Unless the subscription offering is oversubscribed, the trustee will use all amounts elected by participants to acquire shares of IF Bancorp, Inc. Common Stock in the conversion and common stock offering. After the offering, you may elect to invest up to

90% of your account in IF Bancorp, Inc. Common Stock by making intra-plan transfers into your brokerage account from your account balance currently invested in other funds under the Plan and then using the amount transferred to the brokerage account to purchase IF Bancorp, Inc. common stock in open market purchases. It is expected that all purchases will be made at prevailing market prices. Pending investment in IF Bancorp, Inc. Common Stock, amounts allocated towards the purchase of shares in the offering will be held in an interest-bearing savings account maintained by First Trust of MidAmerica. In the event of an oversubscription, any earnings that result therefrom will be reinvested among the other funds of the Plan in accordance with your then existing investment election.

Performance of IF Bancorp, Inc. Common Stock will depend on a number of factors, including the financial condition and profitability of IF Bancorp, Inc. and Iroquois Federal Savings and Loan Association and market conditions for IF Bancorp, Inc. Common Stock generally. For a discussion of materials risks you should consider, see “Risk Factors” beginning on page 15 of the prospectus and “Notice of Your Rights Concerning Employer Securities” below.

An investment in any of the investment options listed above (other than Iroquois Federal Savings and Loan Association Certificates of Deposit) is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. As with any investment option, there is always a risk that you may lose money on your investment in any of the investment options listed above.

Administration of the Plan

The Trustee and Custodian. Prior to the offering, the trustees of the Plan are Alan D. Martin, Ardith Heuton, Pamela J. Verkler, Dennis Wittenborn and Terry W. Acree (collectively, the “Trustee”). In connection with the offering, the Trustee has agreed to resign and the Bank has appointed an independent trustee, First Trust of MidAmerica, as the Plan Trustee

Plan Administrator. Pursuant to the terms of the Plan, the Plan is administered by the Plan administrator, Iroquois Federal Savings and Loan Association. The address of the Plan administrator is 201 East Cherry Street, Watseka, Illinois 60970, and the telephone number is (815) 432-2476. The Plan administrator is responsible for the administration of the Plan, interpretation of the provisions of the Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the Plan, maintenance of Plan records, books of account and all other data necessary for the proper administration of the Plan, preparation and filing of all returns and reports relating to the Plan which are required to be filed with the U.S. Department of Labor and the Internal Revenue Service, and for all disclosures required to be made to participants, beneficiaries and others under Sections 104 and 105 of ERISA.

Reports to Plan Participants. The Plan administrator will furnish you a statement at least quarterly showing the balance in your account as of the end of that period, the amount of contributions allocated to your account for that period, and any adjustments to your account to reflect earnings or losses (if any).

Amendment and Termination

It is the intention of Iroquois Federal Savings and Loan Association to continue the Plan indefinitely. Nevertheless, Iroquois Federal Savings and Loan Association may terminate the Plan at any time. If the Plan is terminated in whole or in part, then regardless of other provisions in the Plan, you will have a fully vested interest in your accounts. Iroquois Federal Savings and Loan Association reserves the right to make any amendment or amendments to the Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Iroquois Federal Savings and Loan Association may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA.

Merger, Consolidation or Transfer

In the event of the merger or consolidation of the Plan with another plan, or the transfer of the trust assets to another plan, the Plan requires that you would, if either the Plan or the other plan terminates, receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer if the Plan had then terminated.

Federal Income Tax Consequences

The following is a brief summary of the material federal income tax aspects of the Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences relating to the Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Please consult your tax advisor with respect to any distribution from the Plan and transactions involving the Plan.

As a “tax-qualified retirement plan,” the Code affords the Plan special tax treatment, including:

(1)	the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the Plan each year;

(2)	participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3)	earnings of the Plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

Iroquois Federal Savings and Loan Association will administer the Plan to comply with the requirements of the Code as of the applicable effective date of any change in the law.

Lump-Sum Distribution. A distribution from the Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2, and consists of the balance credited to participants under the Plan and all other profit sharing plans, if any, maintained by Iroquois Federal Savings and Loan Association. The portion of any lump-sum distribution required to be included in your taxable income for federal income tax purposes consists of the entire amount of the lump-sum distribution, less the amount of after-tax contributions, if any, you have made to this Plan and any other profit sharing plans maintained by Iroquois Federal Savings and Loan Association, which is included in the distribution.

IF Bancorp, Inc. Common Stock Included in Lump-Sum Distribution. If a lump-sum distribution includes IF Bancorp, Inc. Common Stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount may be reduced by the amount of any net unrealized appreciation with respect to IF Bancorp, Inc. Common Stock; that is, the excess of the value of IF Bancorp, Inc. at the time of the distribution over its cost or other basis of the securities to the trust. The tax basis of IF Bancorp, Inc. Common Stock, for purposes of computing gain or loss on its subsequent sale, equals the value of IF Bancorp, Inc. Common Stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of IF Bancorp, Inc. Common Stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will constitute long-term capital gain, regardless of the holding period of IF Bancorp, Inc. Common Stock. Any gain on a subsequent sale or other taxable disposition of IF Bancorp, Inc. Common Stock, in excess of the amount of net unrealized appreciation at the time of distribution, will be considered long-term capital gain. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution, to the extent allowed by regulations to be issued by the Internal Revenue Service.

Distributions: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA. You may roll over virtually all distributions from the Plan to another qualified plan or to an individual retirement account in accordance with the terms of the other plan or account.

Notice of Your Rights Concerning Employer Securities.

Federal law provides specific rights concerning investments in employer securities. Because you may in the future have investments in IF Bancorp, Inc. Common Stock under the Plan, you should take the time to read the following information carefully.

Your Rights Concerning Employer Securities. The Plan must allow you to elect to move any portion of your account that is invested in IF Bancorp, Inc. Common Stock from that investment into other investment alternatives under the Plan. You may contact the Plan administrator shown above for specific information regarding this right, including how to make this election. In deciding whether to exercise this right, you will want to give careful consideration to the information below that describes the importance of diversification. All of the investment options under the Plan are available to you if you decide to diversify out of your investment in IF Bancorp, Inc. Common Stock.

The Importance of Diversifying Your Retirement Savings. To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk.

In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerance for risk. Therefore, you should carefully consider the rights described here and how these rights affect the amount of money that you invest in employer common stock through the Plan.

It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals.

Additional Employee Retirement Income Security Act (“ERISA”) Considerations

As noted above, the Plan is subject to certain provisions of ERISA, including special provisions relating to control over the Plan’s assets by participants and beneficiaries. The Plan’s feature that allows you to direct the investment of your account balances is intended to satisfy the requirements of Section 404(c) of ERISA relating to control over plan assets by a participant or beneficiary. The effect of this is two-fold. First, you will not be deemed a “fiduciary” because of your exercise of investment discretion. Second, no person who otherwise is a fiduciary, such as Iroquois Federal Savings and Loan Association, the Plan administrator, or the Plan’s trustee is liable under the fiduciary responsibility provision of ERISA for any loss which results from your exercise of control over the assets in your Plan account.

Because you will be entitled to invest up to 90% of your account balance in the Plan in IF Bancorp, Inc. Common Stock, the regulations under Section 404(c) of the ERISA require that the Plan establish procedures that ensure the confidentiality of your decision to purchase, hold, or sell employer securities, except to the extent that disclosure of such information is necessary to comply with federal or state laws not preempted by ERISA. These regulations also require that your exercise of voting and similar rights with respect to IF Bancorp, Inc. Common Stock be conducted in a way that ensures the confidentiality of your exercise of these rights.

Securities and Exchange Commission Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors, and persons beneficially owning more than 10% of public companies such as IF Bancorp, Inc. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within 10 days of becoming an officer, director or person beneficially owning more than 10% of the shares of IF Bancorp, Inc., a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Changes in beneficial ownership, such as purchases, sales and gifts generally must be reported periodically, either on a Form 4 within two business days after the change occurs, or annually on a Form 5 within 45 days after the close of IF Bancorp, Inc.’s fiscal year. Discretionary transactions in and beneficial ownership of IF Bancorp, Inc. Common Stock by officers, directors and persons beneficially owning more than 10% of IF Bancorp, Inc. Common Stock generally must be reported to the Securities and Exchange Commission by such individuals.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by IF Bancorp, Inc. of profits realized by an officer, director or any person beneficially owning more than 10% of IF Bancorp, Inc. Common Stock resulting from non-exempt purchases and sales of IF Bancorp, Inc. Common Stock within any six-month period.

The Securities and Exchange Commission has adopted rules that provide exemptions from the profit recovery provisions of Section 16(b) for all transactions in employer securities within an employee benefit plan, provided certain requirements are met. These requirements generally involve restrictions upon the timing of elections to acquire or dispose of employer securities for the accounts of Section 16(b) persons.

Except for distributions of IF Bancorp, Inc. Common Stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons affected by Section 16(b) are required to hold shares of IF Bancorp, Inc. Common Stock distributed from the Plan for six months following such distribution and are prohibited from directing additional purchases of IF Bancorp, Inc. Common Stock for six months after receiving such a distribution.

Financial Information Regarding Plan Assets

Financial information representing the net assets available for Plan benefits and the change in net assets available for Plan benefits at June  30, 2010 is available upon written request to the Plan administrator at the address shown above.

LEGAL OPINION

The validity of the issuance of IF Bancorp, Inc. Common Stock has been passed upon by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., which firm acted as special counsel to Iroquois Federal Savings and Loan Association in connection with IF Bancorp, Inc.’s stock offering.